UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 10, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS AG audited standalone financial statements for the year ended 31 December 2016, as well as the consent of Ernst & Young Ltd. with respect thereto, which appear immediately following this page.

UBS AG

Standalone financial statements and regulatory information
for the year ended 31 December 2016

Table of contents

1	UBS AG standalone financial statements (audited)

26	UBS AG standalone regulatory information

UBS AG standalone financial statements
(audited)

Income statement
		For the year ended		% change from
CHF million	Note	31.12.16	31.12.15¹	31.12.15
Interest and discount income		5,776	6,204	(7)
Interest and dividend income from trading portfolio		2,060	2,602	(21)
Interest and dividend income from financial investments		165	199	(17)
Interest expense		(6,251)	(5,917)	6
Gross interest income		1,749	3,088	(43)
Credit loss (expense) / recovery		(32)	(158)	(80)
Net interest income		1,717	2,929	(41)
Fee and commission income from securities and investment business and other fee and commission income		2,154	3,526	(39)
Credit-related fees and commissions		217	285	(24)
Fee and commission expense		(829)	(1,012)	(18)
Net fee and commission income		1,541	2,799	(45)
Net trading income	3	3,930	3,725	6
Net income from disposal of financial investments		117	150	(22)
Dividend income from investments in subsidiaries and other participations		3,041	1,218	150
Income from real estate holdings		563	565	0
Sundry ordinary income	4	4,740	4,706	1
Sundry ordinary expenses	4	(539)	(831)	(35)
Other income from ordinary activities		7,922	5,809	36
Total operating income		15,111	15,263	(1)
Personnel expenses	5	6,350	6,438	(1)
General and administrative expenses	6	5,073	5,615	(10)
Subtotal operating expenses		11,422	12,053	(5)
Impairment of investments in subsidiaries and other participations		1,099	413	166
Depreciation and impairment of property, equipment and software		700	674	4
Amortization and impairment of goodwill and other intangible assets		22	22	0
Changes in provisions and other allowances and losses		109	25	336
Total operating expenses		13,352	13,187	1
Operating profit		1,759	2,076	(15)
Extraordinary income	7	1,637	10,264	(84)
Extraordinary expenses	7	2	136	(99)
Tax expense / (benefit)	8	150	220	(32)
Net profit / (loss)		3,244	11,984	(73)

1 Comparative amounts presented for the year ended 31 December 2015 include the results of the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland for the first three months of 2015. These businesses were transferred from UBS AG to UBS Switzerland AG effective 1 April 2015. Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of the UBS Group AG Annual Report 2015 for more information.

Balance sheet
				% change from
CHF million	Note	31.12.16	31.12.15	31.12.15

Assets
Cash and balances with central banks		40,778	45,125	(10)
Due from banks		40,700	40,611	0
Receivables from securities financing transactions	9	59,778	90,479	(34)
of which: cash collateral on securities borrowed		6,561	27,925	(77)
of which: reverse repurchase agreements		53,217	62,553	(15)
Due from customers	10, 11	103,880	97,401	7
Mortgage loans	10, 11	4,312	4,679	(8)
Trading portfolio assets	12	74,282	94,210	(21)
Positive replacement values	13	20,951	20,987	0
Financial investments	14	34,669	27,528	26
Accrued income and prepaid expenses		1,595	1,708	(7)
Investments in subsidiaries and other participations		48,262	43,791	10
Property, equipment and software		6,961	6,503	7
Goodwill and other intangible assets		13	36	(64)
Other assets	15	3,295	3,986	(17)
Total assets		439,476	477,045	(8)
of which: subordinated assets		6,851	5,752	19
of which: subject to mandatory conversion and / or debt waiver		4,521	4,020	12

Liabilities
Due to banks		32,781	36,669	(11)
Payables from securities financing transactions	9	30,275	55,457	(45)
of which: cash collateral on securities lent		13,193	34,094	(61)
of which: repurchase agreements		17,082	21,363	(20)
Due to customers		152,690	144,842	5
Trading portfolio liabilities	12	15,535	21,179	(27)
Negative replacement values	13	23,896	24,669	(3)
Financial liabilities designated at fair value	12, 18	51,806	58,104	(11)
Bonds issued		71,215	72,750	(2)
Accrued expenses and deferred income		4,125	4,356	(5)
Other liabilities	15	4,113	5,505	(25)
Provisions	11	1,501	1,786	(16)
Total liabilities		387,937	425,316	(9)

Equity
Share capital	19	386	386	0
General reserve		38,149	33,669	13
of which: statutory capital reserve		38,149	38,149	0
of which: capital contribution reserve		38,149	38,149	0
of which: statutory earnings reserve		0	(4,480)	(100)
Voluntary earnings reserve		9,760	5,689	72
Net profit / (loss) for the period		3,244	11,984	(73)
Total equity		51,539	51,728	0
Total liabilities and equity		439,476	477,045	(8)
of which: subordinated liabilities		17,692	16,139	10
of which: subject to mandatory conversion and / or debt waiver		15,877	11,858	34

UBS AG standalone financial statements (audited)

Balance sheet (continued)
			% change from
CHF million	31.12.16	31.12.15	31.12.15

Off-balance sheet items
Contingent liabilities, gross	25,395	27,787	(9)
Sub-participations	(1,905)	(1,866)	2
Contingent liabilities, net	23,489	25,920	(9)
of which: guarantees to third parties related to subsidiaries	17,505	19,392	(10)
of which: credit guarantees and similar instruments	3,607	4,224	(15)
of which: performance guarantees and similar instruments	68	26	162
of which: documentary credits	2,310	2,278	1
Irrevocable commitments, gross	47,273	50,901	(7)
Sub-participations	(1,512)	(1,559)	(3)
Irrevocable commitments, net	45,761	49,342	(7)
of which: loan commitments	45,761	49,342	(7)
Forward starting transactions¹	10,549	4,195	151
of which: reverse repurchase agreements	7,238	1,626	345
of which: securities borrowing agreements	36	6	500
of which: repurchase agreements	3,267	2,561	28
of which: securities lending agreements	8	2	300
Liabilities for calls on shares and other equity instruments	5	7	(29)
1 Cash to be paid in the future by either UBS AG or the counterparty.

Off-balance sheet items

Off-balance sheet items include indemnities and guarantees issued by UBS AG for the benefit of subsidiaries and creditors of subsidiaries.

Where the indemnity amount issued by UBS AG is not specifically defined, the indemnity relates to the solvency or minimum capitalization of a subsidiary, and therefore no amount is included in the table above.

In addition, UBS AG is jointly and severally liable for the combined value added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland. This contingent liability is not included in the table above.

Guarantee to UBS Limited

UBS AG has issued a guarantee for the benefit of each counterparty of UBS Limited. Under this guarantee, UBS AG irrevocably and unconditionally guarantees each and every obligation that UBS Limited enters into. UBS AG promises to pay to that counterparty on demand any unpaid balance of such liabilities under the terms of the guarantee.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, that were transferred to UBS Switzerland AG, excluding the collateralized portion of secured contractual obligations.

As of the asset transfer date, this joint liability amounted to approximately CHF 260 billion. UBS AG has no liability for new obligations incurred by UBS Switzerland AG after the asset transfer date. The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date.

As of 31 December 2016, the joint liability of UBS AG for contractual obligations of UBS Switzerland AG amounted to less than CHF 1 billion compared with CHF 55 billion as of 31 December 2015. As of 31 December 2016, the probability of an outflow under this joint and several liability was assessed to be remote, and as a result, the table above does not include any exposures arising under this joint and several liability.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of the UBS Group AG Annual Report 2015 for more information

Limited indemnity UBS Europe SE

In connection with the establishment of UBS Europe SE in 2016, UBS AG entered into an agreement with UBS Europe SE under which UBS AG would provide UBS Europe SE with limited indemnification of payment obligations that may arise from certain litigation, regulatory and similar matters.

As of 31 December 2016, the amount of such potential payment obligations could not be reliably estimated and the table above does therefore not include any amount related to this limited indemnification.

Statement of changes in equity
CHF million	Share capital	Statutory capital reserve	Statutory earnings reserve	Voluntary earnings reserve	Net profit / (loss) for the period	Total equity

Balance as of 1 January 2015	384	40,782	(12,329)	5,689	7,849	42,376
Capital increase	1					1
Dividends and other distributions		(2,633)				(2,633)
Net profit / (loss) appropriation			7,849		(7,849)	0
Net profit / (loss) for the period					11,984	11,984
Balance as of 31 December 2015	386	38,149	(4,480)	5,689	11,984	51,728

Balance as of 1 January 2016	386	38,149	(4,480)	5,689	11,984	51,728
Capital increase						0
Dividends and other distributions			(3,434)			(3,434)
Net profit / (loss) appropriation			7,914	4,070	(11,984)	0
Net profit / (loss) for the period					3,244	3,244
Balance as of 31 December 2016	386	38,149	0	9,760	3,244	51,539

Statement of appropriation of retained earnings and proposed dividend distribution out of capital contribution reserve

Proposed appropriation of retained earnings

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 2 March 2017 approve the following appropriation of retained earnings.

For the year ended
CHF million	31.12.16
Net profit for the period	3,244
Retained earnings carried forward	0
Total retained earnings available for appropriation	3,244

Appropriation of retained earnings
Appropriation to voluntary earnings reserve	(3,244)
Retained earnings carried forward	0

Proposed dividend distribution out of capital contribution reserve

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 2 March 2017 approve an ordinary dividend distribution of CHF 2,250 million out of the capital contribution reserve.

For the year ended
CHF million	31.12.16
Total statutory capital reserve: capital contribution reserve before distribution¹	38,149
Distribution of capital contribution reserve within statutory capital reserve	(2,250)
Total capital contribution reserve after distribution	35,899

1 Effective 1 January 2011, the Swiss withholding tax law provides that payments out of the capital contribution reserve are not subject to withholding tax. This law has led to interpretational differences between the Swiss Federal Tax Administration and companies about the qualifying amounts of capital contribution reserve and the disclosure in the financial statements. In view of this, the Swiss Federal Tax Administration has confirmed that UBS AG would be able to repay to shareholders CHF 23.0 billion of disclosed capital contribution reserve (status as of 1 January 2015) without being subject to the withholding tax deduction that applies to dividends paid out of retained earnings. This amount has not changed subsequent to the dividend payment in 2016 out of retained earnings. The decision about the remaining amount has been deferred to a future point in time.

UBS AG standalone financial statements (audited)

Note 1  Name, legal form and registered office

UBS AG is incorporated and domiciled in Switzerland. Its registered offices are at Bahnhofstrasse 45, CH-8001 Zurich and Aeschenvorstadt 1, CH-4051 Basel, Switzerland. UBS AG operates under the Swiss Code of Obligations and Swiss federal banking law as a corporation limited by shares   (Aktiengesellschaft), a corporation that has issued shares of common stock to investors. UBS AG is 100% owned by UBS Group AG, the ultimate parent of the UBS Group.

Note 2  Accounting policies

UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2015 / 1 and Banking Ordinance) and represent "reliable assessment statutory single-entity financial statements". The accounting policies are principally the same as for the consolidated financial statements of UBS AG outlined in Note 1 to the consolidated financial statements of UBS AG included in the UBS Group AG and UBS AG Annual Report 2016. Major differences between the Swiss GAAP requirements and International Financial Reporting Standards are described in Note 36 to the consolidated financial statements of UBS AG. The significant accounting policies applied for the standalone financial statements of UBS AG are discussed below.

→   Refer to the UBS Group AG and UBS AG Annual Report 2016 for more information

Risk management

UBS AG is fully integrated into the Group-wide risk management process described in the audited part of the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2016.

Further information on the use of derivative instruments and hedge accounting is provided in Notes 1 and 12 to the consolidated financial statements of UBS AG.

→   Refer to the UBS Group AG and UBS AG Annual Report 2016 for more information

Compensation policy

The compensation structure and processes of UBS AG conform to the compensation principles and framework of UBS Group AG. For detailed information refer to the Compensation Report of UBS Group AG.

Foreign currency translation

Transactions denominated in foreign currency are translated into Swiss francs at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities, as well as equity instruments recorded in Trading portfolio assets and Financial investments denominated in foreign currency, are translated into Swiss francs using the closing exchange rate. Non-monetary items measured at historic cost are translated at the spot exchange rate on the date of the transaction. Assets and liabilities of foreign branches are translated into Swiss francs at the closing exchange rate. Income and expense items of foreign branches are translated at weighted average exchange rates for the period. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS AG are provided in Note 34 to the consolidated financial statements of UBS AG.

→   Refer to the UBS Group AG and UBS AG Annual Report 2016 for more information

Structured debt instruments

Structured debt instruments consist of a host contract and one or more embedded derivatives that do not relate to UBS AG’s own equity. The embedded derivatives are assessed for bifurcation for measurement purposes and presented in the same balance sheet line as the host contract. By applying the fair value option, the vast majority of structured debt instruments are measured at fair value as a whole and recognized in Financial liabilities designated at fair value. Structured debt instruments comprise structured debt instruments issued and structured over-the-counter debt instruments. The fair value option for structured debt instruments can be applied only if the following criteria are cumulatively met:

–      the structured debt instrument is measured on a fair value basis and is subject to risk management that is equivalent to risk management for trading activities;

–      the application of the fair value option eliminates or significantly reduces an accounting mismatch that would otherwise arise; and

–      changes in fair value attributable to changes in unrealized own credit are not recognized in the income statement and the balance sheet.

Fair value changes related to Financial liabilities designated at fair value, excluding changes in unrealized own credit, are recognized in Net trading income. Interest expense on Financial liabilities designated at fair value is recognized in Interest expense.

→   Refer to Note 18 for more information

Note 2  Accounting policies (continued)

Investments in subsidiaries and other participations

Investments in subsidiaries and other participations are equity interests that are held to carry on the business of UBS AG or for other strategic purposes. They include all subsidiaries directly held by UBS AG through which UBS AG conducts its business on a global basis. The investments are measured individually and carried at cost less impairment. The carrying value is tested for impairment when indications for a decrease in value exist, which include incurrence of significant operating losses or a severe depreciation of the currency in which the investment is denominated. If an investment in a subsidiary is impaired, its value is generally written down to the net asset value. Subsequent recoveries in value are recognized up to the original cost value based on either the increased net asset value or a value above the net asset value if, in the opinion of management, forecasts of future profitability provide sufficient evidence that a carrying value above net asset value is supported. Management may exercise its discretion as to what extent and in which period a recovery in value is recognized.

Impairments of investments are presented as Impairment of investments in subsidiaries and other participations. Reversals of impairments are presented as Extraordinary income in the income statement. Impairments and partial or full reversals of impairments for a subsidiary during the same annual period are determined on a net basis.

Deferred taxes

Deferred tax assets are not recognized in UBS AG’s standalone financial statements. However, deferred tax liabilities may be recognized for taxable temporary differences. Changes in the deferred tax liability balance are recognized in the income statement.

Services provided to and received from subsidiaries, affiliated entities and UBS Group AG

Services provided to and received from UBS Group AG or any of its subsidiaries are settled in cash as hard cost transfers or hard revenue transfers paid or received.

When the nature of the underlying transaction between UBS AG and UBS Group AG or any of its subsidiaries contains a single, clearly identifiable service element, related income and expenses are presented in the respective income statement line item, e.g., Fee and commission income from securities and investment business, Other fee and commission income, Fee and commission expense, Net trading income or General and administrative expenses. To the extent the nature of the underlying transaction contains various service elements and is not clearly attributable to a particular income statement line item, related income and expenses are presented in Sundry ordinary income and Sundry ordinary expenses.

→   Refer to Notes 4 and 6 for more information

Pension and other post-employment benefit plans

Swiss GAAP permits the use of IFRS or Swiss accounting standards for pension and other post-employment benefit plans, with the election made on a plan-by-plan basis.

UBS AG has elected to apply Swiss GAAP (FER 16) for the Swiss pension plan in its standalone financial statements. The requirements of Swiss GAAP are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans, but are treated as defined benefit plans under IFRS. Swiss GAAP requires that the employer contributions to the pension fund are recognized as Personnel expenses in the income statement. The employer contributions to the Swiss pension fund are determined as a percentage of contributory compensation. Furthermore, Swiss GAAP requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit to, or obligation of, UBS AG arises from the pension fund and is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or UBS AG is required to contribute to the reduction of a pension deficit (on a FER 26 basis).

Key differences between Swiss GAAP and IFRS include the treatment of dynamic elements, such as future salary increases and future interest credits on retirement savings, which are not considered under the static method used in accordance with Swiss GAAP. Also, the discount rate used to determine the defined benefit obligation in accordance with IFRS is based on the yield of high-quality corporate bonds of the market in the respective pension plan country. The discount rate used in accordance with Swiss GAAP, i.e., the technical interest rate, is determined by the Pension Foundation Board based on the expected returns of the Board’s investment strategy.

→   Refer to Note 20 for more information

UBS AG has elected to apply IFRS (IAS 19) for its non-Swiss defined benefit plans. However, remeasurements of the defined benefit obligation and the plan assets are recognized in the income statement rather than directly in equity. For corresponding disclosures in accordance with IAS 19 requirements, refer to Note 26 to the consolidated financial statements of UBS AG.

→   Refer to the UBS Group AG and UBS AG Annual Report 2016 for more information

UBS AG standalone financial statements (audited)

Note 2  Accounting policies (continued)

Subordinated assets and liabilities

Subordinated assets are comprised of claims that, based on an irrevocable written declaration, in the event of liquidation, bankruptcy or restructuring of the debtor, rank after the claims of all other creditors and may not be offset against amounts payable to the debtor nor secured by its assets. Subordinated liabilities are comprised of corresponding obligations.

Subordinated assets and liabilities that contain a point-of-non-viability clause in accordance with Swiss capital requirements per articles 29 and 30 of the Capital Adequacy Ordinance are disclosed as being subject to mandatory conversion and / or debt waiver and provide for the claim or the obligation to be written off or converted into equity in the event that the issuing bank reaches a point of non-viability.

Dispensations in the standalone financial statements

As UBS AG prepares consolidated financial statements in accordance with IFRS, UBS AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report, the statement of cash flows and various note disclosures, as well as the publication of interim financial statements.

Note 3a  Net trading income by business

	For the year ended		% change from
CHF million	31.12.16	31.12.15	31.12.15
Investment Bank	3,203	3,520	(9)
of which: Corporate Client Solutions	(2)	318
of which: Investor Client Services	3,205	3,203	0
Other business divisions and Corporate Center	727	205	255
Total net trading income	3,930	3,725	6

Note 3b  Net trading income by underlying risk category

	For the year ended		% change from
CHF million	31.12.16	31.12.15	31.12.15
Interest rate instruments (including funds)	939	(346)
Foreign exchange instruments	1,208	1,912	(37)
Equity instruments (including funds)	1,797	1,822	(1)
Credit instruments	(44)	290
Precious metals / commodities	31	47	(34)
Total net trading income	3,930	3,725	6
of which: net gains / (losses) from financial liabilities designated at fair value¹	(1,416)	3,139

1 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within Net trading income.

Note 4  Sundry ordinary income and expenses

	For the year ended		% change from
CHF million	31.12.16	31.12.15	31.12.15
Gains from sale of loans and receivables	0	23	(100)
Income from hard cost transfers¹	4,699	4,580	3
Other	41	104	(61)
Total sundry ordinary income	4,740	4,706	1
Losses from early redemption of debt	(2)	(275)	(99)
Expenses from hard revenue transfers	(440)	(497)	(11)
Other	(97)	(59)	64
Total sundry ordinary expenses	(539)	(831)	(35)
1 Represents income received from UBS Group AG and subsidiaries in the UBS Group for services provided by UBS AG. Services provided by UBS AG primarily related to Corporate Center functions.

UBS AG standalone financial statements (audited)

Note 5  Personnel expenses

	For the year ended		% change from
CHF million	31.12.16	31.12.15	31.12.15
Salaries	2,901	3,459	(16)
Variable compensation – performance awards	1,448	1,707	(15)
Variable compensation – other	164	191	(14)
Contractors	331	303	9
Social security	314	408	(23)
Pension and other post-employment benefit plans	966	122	692
of which: value adjustments for economic benefits or obligations from pension funds¹	620	(318)
Wealth Management Americas: Financial advisor compensation	9	8	13
Other personnel expenses	218	240	(9)
Total personnel expenses	6,350	6,438	(1)

1 Reflects the remeasurement of the defined benefit obligation and return on plan assets excluding amounts included in interest income for the non-Swiss defined benefit plans, for which IAS 19 is applied.

Note 6  General and administrative expenses

	For the year ended		% change from
CHF million	31.12.16	31.12.15	31.12.15
Occupancy	589	588	0
Rent and maintenance of IT equipment	384	383	0
Communication and market data services	313	322	(3)
Administration	1,334	1,413	(6)
of which: hard cost transfers paid¹	929	955	(3)
Marketing and public relations	231	283	(18)
Travel and entertainment	167	226	(26)
Fees to audit firms	44	53	(17)
of which: financial and regulatory audits	41	44	(7)
of which: audit-related services	2	6	(67)
of which: tax and other services	1	3	(67)
Other professional fees	584	776	(25)
Outsourcing of IT and other services	1,427	1,571	(9)
Total general and administrative expenses	5,073	5,615	(10)
1 Represents expenses for services provided by UBS Group AG and subsidiaries in the UBS Group to UBS AG.

Note 7  Extraordinary income and expenses

	For the year ended		% change from
CHF million	31.12.16	31.12.15	31.12.15
Gains from disposals of subsidiaries and other participations	78	334	(77)
Reversal of impairments and provisions of subsidiaries and other participations	1,415	9,551	(85)
Net gains from disposals of properties	121	378	(68)
Other extraordinary income	23	1
Total extraordinary income	1,637	10,264	(84)
Losses from disposals of subsidiaries and other participations	1	1	0
Other extraordinary expenses	1	134	(99)
Total extraordinary expenses	2	136	(99)

In 2016, UBS AG contributed the majority of its non-US participations conducting Asset Management businesses into UBS Asset Management AG, a direct subsidiary of UBS AG. The contribution was made at the aggregate cost value of the transferred investments of CHF 1.5 billion. This resulted in a gain of CHF 1.1 billion, recognized within Extraordinary income, as impairment losses recorded in previous years on some of these investments were reversed.

Also in 2016, UBS AG’s direct Wealth Management subsidiaries UBS (Italia) SpA, UBS (Luxembourg) S.A. (including its branches in Austria, Denmark and Sweden), UBS Bank S.A. (Madrid) and UBS Bank (Netherlands) B.V. were merged into UBS Deutschland AG, which was renamed to UBS Europe SE and is headquartered in Frankfurt, Germany. The merger resulted in the recognition of a gain of CHF 0.3 billion, recognized within Extraordinary income, as certain impairment losses recorded in previous years were reversed.

In 2015, UBS AG contributed its participations in UBS Americas Inc., UBS Securities LLC and three Asset Management subsidiaries into UBS Americas Holding LLC, a direct subsidiary of UBS AG. This contribution was made at a fair value of CHF 21.2 billion, resulting in a gain of CHF 10.0 billion that was recognized in the income statement, largely as Extraordinary income, and which increased UBS AG’s investment value in UBS Americas Holding LLC.

Note 8  Taxes

	For the year ended		% change from
CHF million	31.12.16	31.12.15	31.12.15
Income tax expense / (benefit)	118	186	(37)
of which: current	109	185	(41)
of which: deferred	9	1	800
Capital tax	32	34	(6)
Total tax expense / (benefit)	150	220	(32)

For the year ended 31 December 2016, the average tax rate, defined as income tax expense divided by the sum of operating profit and extraordinary income minus extraordinary expenses and capital tax, was 3.5% (2015: 1.5%). Income tax expense for the year ended 31 December 2016 included a benefit of CHF 256 million (2015: CHF 3,188 million) from the utilization of tax losses carried forward in UBS AG’s main tax jurisdictions.

UBS AG standalone financial statements (audited)

Note 9  Securities financing transactions

CHF billion	31.12.16	31.12.15

On-balance sheet
Receivables from securities financing transactions, gross	109.3	133.3
Netting of securities financing transactions	(49.5)	(42.8)
Receivables from securities financing transactions, net	59.8	90.5
Payables from securities financing transactions, gross	79.8	98.2
Netting of securities financing transactions	(49.5)	(42.8)
Payables from securities financing transactions, net	30.3	55.5
Assets pledged as collateral in connection with securities financing transactions	39.9	54.0
of which: trading portfolio assets	39.1	52.8
of which: assets which may be sold or repledged by counterparties	38.4	51.9
of which: financial assets available for sale	0.8	1.2
of which: assets which may be sold or repledged by counterparties	0.8	1.2

Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions	257.1	249.9
of which: repledged	199.4	183.0
of which: sold in connection with short sale transactions	15.5	21.2

Note 10a  Collateral for loans and off-balance sheet transactions

	31.12.16					31.12.15
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements²			Secured by collateral		Secured by other credit enhancements²
CHF million	Real estate	Other collateral¹				Real estate	Other collateral¹

On-balance sheet
Due from customers, gross³	4	60,922	224	42,811⁴	103,961	4	64,223	1,457	31,947⁴	97,630
Mortgage loans, gross	4,314	0	0	0	4,314	4,681	0	0	0	4,681
of which: residential mortgages	4,225				4,225	4,605				4,605
of which: office and business premises mortgages	36				36	4				4
of which: industrial premises mortgages	30				30	44				44
of which: other mortgages	23				23	28				28
Total on-balance sheet, gross	4,319	60,922	224	42,811	108,275	4,684	64,223	1,457	31,947	102,311
Allowances	(2)	(20)	0	(62)	(83)	(2)	(152)	0	(77)	(231)
Total on-balance sheet, net	4,317	60,902	224	42,749	108,192	4,683	64,071	1,457	31,870	102,080

Off-balance sheet
Contingent liabilities, gross	0	2,219	1,993	21,183	25,395	0	2,121	2,093	23,573	27,787
Irrevocable commitments, gross	342	12,301	5,516	29,114	47,273	456	9,673	7,515	33,256	50,901
Forward starting reverse repurchase and securities borrowing transactions	0	7,196	0	78	7,274	0	1,632	0	0	1,632
Liabilities for calls on shares and other equities	0	0	0	5	5	0	0	0	7	7
Total off-balance sheet	342	21,716	7,509	50,380	79,946	456	13,425	9,608	56,837	80,327

1 Mainly comprised of cash and securities.    2 Includes credit default swaps and guarantees.    3 Includes prime brokerage margin lending receivables and prime brokerage receivables relating to securities financing transactions.    4 Primarily comprised of amounts due from subsidiaries.

Note 10b  Impaired financial instruments

	31.12.16				31.12.15
CHF million	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from customers	157	81	0	76	474	229	0	245
Mortgage loans	5	2	3	0	5	2	4	0
Guarantees and loan commitments	24	13	0	11	17	3	0	14
Total impaired financial instruments	186	96	3	87	496	234	4	259

Note 11a  Allowances

CHF million	Balance as of 31.12.15	Increase recognized in the income statement	Release recognized in the income statement	Write-offs	Recoveries and past due interest	Foreign currency translation	Balance as of 31.12.16
Specific allowances for amounts due from customers and mortgage loans	231	82	(64)	(168)	20	(22)	78
Specific allowances for amounts due from banks	0	0	0	0	0	0	0
Collective allowances¹	0	5	0	0	0	0	5
Total allowances	231	87	(64)	(168)	20	(22)	83
1 Mainly relates to amounts due from customers.

Note 11b  Provisions

CHF million	Balance as of 31.12.15	Increase recognized in the income statement	Release recognized in the income statement	Provisions used in conformity with designated purpose	Recoveries	Foreign currency translation	Balance as of 31.12.16
Default risk related to loan commitments and guarantees	3	15	(5)	0	0	0	13
Operational risks	20	6	(2)	(7)	0	(1)	15
Litigation, regulatory and similar matters¹	1,063	167	(67)	(66)	0	(2)	1,096
Restructuring	288	169	(49)	(233)	6	(2)	178
Real estate²	94	4	0	(19)	0	(2)	77
Employee benefits	165	3	(22)	(85)	1	(12)	50
Parental support to subsidiaries	96	0	0	(96)	0	0	0
Deferred taxes	10	9	0	0	0	0	18
Other	47	15	(7)	0	0	0	54
Total provisions	1,786	387	(153)	(506)	7	(19)	1,501

1 Includes provisions for litigation resulting from security risks.    2 Includes provisions for onerous lease contracts of CHF 16 million as of 31 December 2016 (31 December 2015: CHF 25 million) and reinstatement cost provisions for leasehold improvements of CHF 61 million as of 31 December 2016 (31 December 2015: CHF 69 million).

UBS AG standalone financial statements (audited)

Note 12  Trading portfolio and other financial instruments measured at fair value

CHF million	31.12.16	31.12.15

Assets
Trading portfolio assets	74,282	94,210
of which: debt instruments¹	16,073	22,261
of which: listed	11,840	13,831
of which: equity instruments	55,304	70,035
of which: precious metals and other physical commodities	2,905	1,915
Total assets measured at fair value	74,282	94,210
of which: fair value derived using a valuation model	11,159	18,783
of which: securities eligible for repurchase transactions in accordance with liquidity regulations²	10,249	15,894

Liabilities
Trading portfolio liabilities	15,535	21,179
of which: debt instruments¹	3,884	4,190
of which: listed	3,540	3,899
of which: equity instruments	11,651	16,989
Financial liabilities designated at fair value³	51,806	58,104
Total liabilities measured at fair value	67,341	79,283
of which: fair value derived using a valuation model	53,974	60,520

1 Includes money market paper.    2 Consists of high quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.    3 Refer to Note 18 for more information.

Note 13  Derivative instruments

	31.12.16			31.12.15
CHF billion	PRV²	NRV³	Total notional values	PRV²	NRV³	Total notional values
Interest rate contracts
Forwards¹	0.1	0.2	2,283	0.1	0.3	2,458
Swaps	47.3	39.8	8,222	69.3	60.7	7,636
of which: designated in hedge accounting relationships	0.2	0.0	4	0.4	0.0	6
Futures	0.0	0.0	319	0.0	0.0	335
Over-the-counter (OTC) options	12.5	13.9	959	17.4	19.2	1,132
Exchange-traded options	0.0	0.0	146	0.0	0.0	208
Total	59.9	54.0	11,928	86.9	80.1	11,769
Foreign exchange contracts
Forwards	21.7	19.0	1,365	17.7	16.5	1,388
Interest and currency swaps	43.3	42.4	2,393	38.8	38.0	2,837
Futures	0.0	0.0	6	0.0	0.0	8
Over-the-counter (OTC) options	11.1	11.0	1,045	9.6	9.3	975
Exchange-traded options	0.0	0.1	9	0.0	0.0	8
Total	76.2	72.5	4,818	66.1	63.8	5,217
Equity / index contracts
Forwards	0.1	0.1	14	0.1	0.1	15
Swaps	4.5	5.6	147	3.5	4.6	150
Futures	0.0	0.0	28	0.0	0.0	25
Over-the-counter (OTC) options	3.8	5.8	149	4.7	6.7	156
Exchange-traded options	6.1	7.0	299	5.5	6.5	231
Total	14.4	18.4	637	13.8	18.0	577
Credit derivative contracts
Credit default swaps	3.7	3.8	251	6.0	5.9	318
Total return swaps	0.2	0.9	10	0.6	0.7	12
Other	0.0	0.0	3	0.0	0.0	4
Total	3.9	4.8	264	6.7	6.5	334
Commodity, precious metals and other contracts
Forwards	0.3	0.2	8	0.3	0.3	5
Swaps	0.4	0.5	24	0.7	0.5	19
Futures	0.0	0.0	9	0.0	0.0	8
Over-the-counter (OTC) options	0.5	0.2	24	0.9	0.6	19
Exchange-traded options	0.7	0.7	19	0.7	0.9	11
Total	1.9	1.7	84	2.5	2.3	63
Total before netting	156.4	151.3	17,732	176.0	170.7	17,960
of which: trading derivatives	156.2	151.3		175.6	170.7
of which: fair value derived using a valuation model	155.9	150.8		175.2	170.3
of which: derivatives designated in hedge accounting relationships	0.2	0.0		0.4	0.0
of which: fair value derived using a valuation model	0.2	0.0		0.4	0.0
Netting with cash collateral payables / receivables	(19.5)	(11.5)		(18.7)	(9.7)
Replacement value netting	(115.9)	(115.9)		(136.3)	(136.3)
Total after netting	21.0	23.9		21.0	24.7
of which: with central clearing counterparties	0.0	0.2		0.0	0.6
of which: with bank and broker-dealer counterparties	7.7	8.6		7.4	9.2
of which: other client counterparties	13.2	15.0		13.6	14.9
1 Includes forward rate agreements. 2 PRV: positive replacement values. 3 NRV: negative replacement values.

UBS AG standalone financial statements (audited)

Note 14a  Financial investments by instrument type

	31.12.16		31.12.15
CHF million	Carrying value	Fair value	Carrying value	Fair value
Debt instruments	34,427	34,463	27,296	27,354
of which: held to maturity	527	527	0	0
of which: available for sale	33,900	33,936	27,296	27,354
Equity instruments	233	244	223	234
of which: qualified participations¹	82	84	133	137
Property	8	8	9	9
Total financial investments	34,669	34,715	27,528	27,598
of which: securities eligible for repurchase transactions in accordance with liquidity regulations²	33,326	33,360	27,127	27,181

1 Qualified participations are investments in which UBS AG holds 10% or more of the total capital or has at least 10% of total voting rights.    2  Consists of high quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

Note 14b  Financial investments by counterparty rating – debt instruments

CHF million	31.12.16	31.12.15
Internal UBS rating¹
0–1	27,607	26,632
2–3	6,817	653
4–5	0	0
6–8	0	0
9–13	0	0
Non-rated	4	10
Total financial investments	34,427	27,296
1 Refer to Note 17 for more information.

Note 15a  Other assets

CHF million	31.12.16	31.12.15
Settlement and clearing accounts	136	116
VAT and other indirect tax receivables	182	226
Bail deposit¹	1,202	1,210
Other	1,775	2,435
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group	1,284	1,850
Total other assets	3,295	3,986
1 Refer to item 1 in Note 20b to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2016 for more information.

Note 15b  Other liabilities

CHF million	31.12.16	31.12.15
Deferral position for hedging instruments	1,259	2,826
Settlement and clearing accounts	247	232
Net defined benefit liabilities	697	129
VAT and other indirect tax payables	126	110
Other	1,785	2,208
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group	1,521	1,694
Total other liabilities	4,113	5,505

Note 16  Pledged assets

As of 31 December 2016, assets pledged by UBS AG were entirely comprised of securities with a carrying value of CHF 1,809 million (31 December 2015: CHF 2,597 million) with a related effective commitment of CHF 160 million (31 December 2015: CHF 258 million). These assets were primarily pledged for derivative transactions and exclude assets pledged for securities financing transactions. They also exclude assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes that together amounted to CHF 1.8 billion as of 31 December 2016 (31 December 2015: CHF 2.1 billion).

→   Refer to Note 9 for more information on securities financing transactions

Note 17  Country risk of total assets

The table below provides a breakdown of total non-Swiss assets by credit rating. These credit ratings reflect the sovereign credit rating of the country to which the ultimate risk of the underlying asset is related. The ultimate country of risk for unsecured loan positions is the domicile of the immediate borrower or, in the case of a legal entity, the domicile of the ultimate parent entity. For collateralized or guaranteed positions, the ultimate country of risk is the domicile of the provider of the collateral or guarantor or, if applicable, the domicile of the ultimate parent entity of the provider of the collateral or guarantor. For mortgage loans, the ultimate country of risk is the country where the real estate is located. Similarly, the ultimate country of risk for property and equipment is the country where the property and equipment is located. Assets for which Switzerland is the ultimate country of risk are provided separately in order to reconcile them to total balance sheets assets.

→   Refer to the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2016 for more information

						31.12.16		31.12.15
Classification	Internal UBS rating	Description	Moody’s Investors Service	Standard & Poor’s	Fitch	CHF million	%	CHF million	%
	0 and 1	Investment grade	Aaa	AAA	AAA	204,113	46	227,855	48
Low risk	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	127,349	29	141,073	30
	3		A1 to A3	A+ to A–	A+ to AA–	38,915	9	39,846	8
Medium risk	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	13,810	3	19,053	4
	5		Baa3	BBB–	BBB–	4,477	1	4,399	1
High risk	6	Sub-investment grade	Ba1	BB+	BB+	1,308	0	2,430	1
	7		Ba2	BB	BB	1,241	0	84	0
	8		Ba3	BB–	BB–	61	0	73	0
	9		B1	B+	B+	192	0	173	0
Very high risk	10		B2	B	B	1,065	0	93	0
	11		B3	B–	B–	156	0	954	0
	12		Caa	CCC	CCC	361	0	216	0
	13		Ca to C	CC to C	CC to C	121	0	82	0
Distressed	Default	Defaulted	D	D	D	6	0	5	0
Subtotal						393,175	89	436,336	91
Switzerland						46,301	11	40,709	9
Total assets						439,476	100	477,045	100

UBS AG standalone financial statements (audited)

Note 18  Structured debt instruments

The table below provides a breakdown of financial liabilities designated at fair value that are considered structured debt instruments.

CHF million	31.12.16	31.12.15
Fixed-rate bonds with structured features	1,778	3,017
Structured debt instruments issued:
Equity-linked	29,648	30,236
Rates-linked	10,013	16,118
Credit-linked	2,444	2,949
Commodities-linked¹	1,949	1,075
FX-linked	826	218
Structured over-the-counter (OTC) debt instruments	5,149	4,491
Total financial liabilities designated at fair value	51,806	58,104
1 Includes precious metals-linked debt instruments issued.

In addition to financial liabilities designated at fair value, certain structured debt instruments were reported within the balance sheet lines Due to banks, Due to customers and Bonds issued. These instruments were bifurcated for measurement purposes. As of 31 December 2016, the total carrying value of the host instruments was CHF 5,197 million (31 December 2015: CHF 3,624 million) and the total carrying value of the bifurcated embedded derivatives was positive CHF 116 million (31 December 2015: negative CHF 60 million).

Note 19a  Share capital

UBS AG shares

UBS AG’s share capital consists of fully paid up registered issued shares with a par value of CHF 0.10, which entitle the holder to one vote at the UBS AG shareholders’ meeting, if entered into the share register as having the right to vote, as well as a proportionate share of distributed dividends. UBS AG does not apply any restrictions or limitations on the transferability of shares.

As of 31 December 2016, shares issued by UBS AG totaled 3,858,408,466 shares (unchanged from 31 December 2015) that were all dividend bearing and held by UBS Group AG.

Additionally, as of 31 December 2016, 516,200,312 registered shares with a par value of CHF 0.10 each were available to be issued out of conditional capital (31 December 2015: 552,352,759).

During 2016, there were no new share issuances out of conditional capital. During 2015, shares issued by UBS AG increased by 13,847,553 shares due to the issuance of new UBS AG shares out of conditional share capital upon distribution of a share dividend in May 2015.

Non-distributable reserves

Non-distributable reserves consist of 50% of the share capital of UBS AG, amounting to CHF 193 million as of 31 December 2016 (unchanged from 31 December 2015).

Note 19b  Significant shareholders

The sole direct shareholder of UBS AG is UBS Group AG, which holds 100% of UBS AG shares. These shares are entitled to voting rights. Indirect shareholders of UBS AG included in the table below comprise direct shareholders of UBS Group AG (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG as of 31 December 2016 or as of 31 December 2015. The shares and share capital of UBS AG held by indirect shareholders represent their relative holding of UBS Group AG shares. They do not have voting rights in UBS AG.

→   Refer to Note 23 to the UBS Group AG standalone financial statements in the UBS Group AG Annual Report 2016 for more information on significant shareholders of UBS Group AG

	31.12.16		31.12.15
CHF million, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS AG
UBS Group AG	386	100	386	100
Significant indirect shareholders of UBS AG
Chase Nominees Ltd., London	36	9	35	9
GIC Private Limited, Singapore			25	6
DTC (Cede & Co.), New York¹	26	7	24	6
Nortrust Nominees Ltd., London	15	4	14	4
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

UBS AG standalone financial statements (audited)

Note 20  Swiss pension plan and non-Swiss defined benefit plans

a) Liabilities related to Swiss pension plan and non-Swiss defined benefit plans
CHF million	31.12.16	31.12.15
Provision for Swiss pension plan	0	0
Net defined benefit liabilities for non-Swiss defined benefit plans¹	697	129
Total provision for Swiss pension plan and net defined benefit liabilities for non-Swiss defined benefit plans	697	129
Bank accounts at UBS and UBS debt instruments held by Swiss pension fund	220	260
UBS derivative financial instruments held by Swiss pension fund	47	27
Total liabilities related to Swiss pension plan and non-Swiss defined benefit plans	964	416

1 As of 31 December 2016, CHF 529 million related to the UK defined benefit pension plan and CHF 26 million related to the UK post-employment medical insurance plan. As of 31 December 2015, CHF 25 million related to the UK post-employment medical insurance plan. The UK defined benefit pension plan was in a surplus situation as of 31 December 2015.

b) Swiss pension plan
	As of or for the year ended
CHF million	31.12.16	31.12.15
Pension plan surplus¹	2,508	2,243
Economic benefit / (obligation) of UBS AG	0	0
Change in economic benefit / obligation recognized in the income statement	0	0
Employer contributions in the period recognized in the income statement	216	270
Performance awards-related employer contributions accrued	21	30
Total pension expense recognized in the income statement within Personnel expenses	238	300

1 The pension plan surplus is determined in accordance with FER 26 and consists of the reserve for the fluctuation in asset value. The surplus did not represent an economic benefit for UBS AG in accordance with FER 16 both as of 31 December 2016 and 31 December 2015.

UBS AG has elected to apply FER 16 for its Swiss pension plan and IFRS (IAS 19) for its UK and other non-Swiss defined benefit plans. However, remeasurements of the defined benefit obligations for UK and other non-Swiss defined benefit plans are recognized in the income statement rather than directly in equity.

→   Refer to Note 2 for more information

→   Refer to Note 26 to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2016 for more information on non-Swiss defined benefit plans in accordance with IAS 19

The Swiss pension plan had no employer contribution reserve both as of 31 December 2016 and 31 December 2015.

Note 21  Share-based compensation

Expenses for awards under employee share, option, notional fund and deferred cash compensation plans granted to UBS AG employees are generally charged by UBS Group AG to UBS AG. Obligations related to other compensation vehicles, such as defined benefit pension plans and other local awards, are held by the relevant employing and / or sponsoring subsidiaries, such as UBS AG.

→   Refer to Note 27 to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2016 for more information

Note 22  Related parties

Transactions with related parties are conducted at internally agreed transfer prices, at arm’s length, or with respect to loans, fixed advances and mortgages to non-independent members of the Board of Directors and Group Executive Board members on the same terms and conditions that are available to other employees.

	31.12.16		31.12.15
CHF million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders¹	522	8,536	581	5,776
of which: due from / to customers	505	7,865	567	5,171
Subsidiaries	94,171	59,553	119,900	87,059
of which: due from / to banks	36,151	25,256	37,278	28,685
of which: due from / to customers	33,994	2,272	23,308	8,558
of which: receivables / payables from securities financing transactions	19,029	25,114	54,422	44,149
Affiliated entities²	121	17,476	117	5,752
of which: due from / to customers	108	17,291	39	5,699
Members of the Board of Directors and Group Executive Board	41		33
External auditors		11		20
Other related parties³	8		9

1 The qualified shareholder of UBS AG is UBS Group AG.    2 Affiliated entities of UBS AG are all direct subsidiaries of UBS Group AG.    3 Primarily relates to SIX Group AG, in which UBS AG has a 17.3% equity interest.

As of 31 December 2016, off-balance sheet positions related to subsidiaries amounted to CHF 24.8 billion (31 December 2015: CHF 26.5 billion), of which CHF 17.5 billion were guarantees to third parties (31 December 2015: CHF 19.4 billion) and CHF 4.5 billion were loan commitments (31 December 2015: CHF 5.3 billion).

Note 23  Fiduciary transactions

CHF million	31.12.16	31.12.15
Fiduciary deposits	349	310
of which: placed with third-party banks	349	310
of which: placed with subsidiaries and affiliated entities	0	0
Total fiduciary transactions	349	310

Fiduciary transactions encompass transactions entered into or granted by UBS AG that result in holding or placing assets on behalf of individuals, trusts, defined benefit plans and other institutions. Unless the recognition criteria for the assets are satisfied, these assets and the related income are excluded from UBS AG’s balance sheet and income statement, but disclosed in this Note as off-balance sheet fiduciary transactions. Client deposits that are initially placed as fiduciary transactions with UBS AG may be recognized on UBS AG’s balance sheet in situations in which the deposit is subsequently placed within UBS AG. In such cases, these deposits are not reported in the table above.

UBS AG standalone financial statements (audited)

Note 24a  Invested assets and net new money

	For the year ended
CHF billion	31.12.16	31.12.15
Fund assets managed	12	11
Discretionary assets	168	166
Other invested assets	329	311
Total invested assets	509	488
of which: double count	3	2
Net new money	17.2	0.0

Note 24b  Development of invested assets

	For the year ended
CHF billion	31.12.16	31.12.15
Total invested assets at the beginning of the year¹	488	1,076
Net new money	17	0
Market movements²	17	8
Foreign currency translation	0	(29)
Transfer to UBS Switzerland AG		(557)
Other effects	(13)	(10)
of which: acquisitions / (divestments)	(12)	(10)
Total invested assets at the end of the year¹	509	488
1 Includes double counts. 2 Includes interest and dividend income.

→   Refer to Note 33 to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2016 for more information

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of
UBS AG, Zurich and Basel

Basel, 2 March 2017

# Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS AG, which comprise the balance sheet, income statement and notes (pages 1 to 21), for the year ended 31 December 2016.

**Board of Directors' responsibility**

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

**Auditor's responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements for the year ended 31 December 2016 comply with Swiss law and the company's articles of incorporation.

UBS AG standalone financial statements (audited)

EY
Building a better working world

Page 2

**Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority**

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

**Valuation of complex or illiquid trading portfolio assets and liabilities and other financial assets, financial liabilities and derivative financial instruments held at fair value**

| | |
|---|---|
| **Area of focus** | We focused on this area because of the complexity and judgments and assumptions over the fair valuation of assets and liabilities with unobservable inputs. We have continued to focus on market developments in fair value methodologies and specifically on UBS AG's higher estimation uncertainty products and valuation adjustments. See notes 12 and 13 to the UBS AG financial statements on pages 13 and 14. |
| **Our audit response** | We tested the design and operating effectiveness of UBS AG key controls over the financial instrument valuation processes, including controls over market data inputs into valuation models, model governance and valuation adjustments. We tested a sample of the valuation models and the inputs used in those models, using a variety of techniques, including comparing inputs to available market data. We selected a sample of positions and independently determined estimated values and compared the values to those recorded by UBS AG. In addition, we evaluated the methodology and inputs used by UBS AG in determining valuation adjustments. |

**Valuation of investments in subsidiaries and other participations**

| | |
|---|---|
| **Area of focus** | We focused on this area because of the judgments and assumptions over the valuation of the investments in subsidiaries and other participations. Investments in subsidiaries and other participations comprise directly held equity interests. The relevant accounting policies of UBS AG are described in note 2 to the financial statements on page 6. |
| **Our audit response** | We tested the design and operating effectiveness of UBS AG key controls over the valuation of investments in subsidiaries and other participations. Our audit work included testing the valuation models and the data and assumptions used in those models. |

Building a better working world

Page 3

### Legal provision and contingent liabilities

**Area of focus**

We focused on this area because UBS AG operates in a legal and regulatory environment that is exposed to significant litigation and similar risks arising from disputes and regulatory proceedings. Such matters are subject to many uncertainties and the outcome may be difficult to predict. These uncertainties inherently affect the amount and timing of potential outflows with respect to the provisions which have been established and contingent liabilities. Overall, the legal provision should represent the best estimate of UBS AG for existing legal matters that have a probable and estimable impact on the financial position of UBS AG. See note 11b to the UBS AG financial statements on page 12.

**Our audit response**

We tested the design and operational effectiveness of UBS AG key controls over the legal provision and contingencies process. We assessed the methodology on which the estimate of the provision amounts are based, recalculated the provisions, and tested the completeness and accuracy of the underlying information. We read the legal analyses that support the judgmental aspects impacted by legal interpretations. We obtained correspondence directly from external legal counsel to corroborate the information provided by UBS AG and followed up directly with external counsel as deemed necessary.

### IT Controls relevant to financial reporting

**Area of focus**

We focused on this area because UBS AG is highly dependent on its IT systems for business processes and financial reporting. UBS AG continues to invest in its IT systems to meet client needs and business requirements including the effectiveness of its logical access and change management IT controls.

**Our audit response**

In assessing the reliability of electronic data processing, we included specialized IT auditors as part of our audit team. Our audit procedures focused on the IT infrastructure and applications relevant to financial reporting including testing of the design and operating effectiveness of key IT general controls and IT automated controls. Our audit procedures related to logical access included testing of user access management, privileged user access, periodic access right recertifications and user authentication controls.

### Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a para. 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

UBS AG standalone financial statements (audited)

Page 4

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Marie-Laure Delarue
Licensed audit expert
(Auditor in charge)

Bruno Patusi
Licensed audit expert

UBS AG standalone
regulatory information

UBS AG standalone regulatory information

Swiss SRB capital requirements and capital information

UBS AG is considered a systemically relevant bank (SRB) under Swiss banking law. However, on a standalone basis, UBS AG is not subject to the revised too big to fail capital requirements.

Under Swiss SRB regulations, article 125 “Reliefs for financial groups and individual institutions” of the Capital Adequacy Ordinance (CAO) stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief to individual institutions to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group of which it is a part of.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of a decree issued on 20 December 2013, which became effective on 1 January 2014 and is still effective.

The tables in this section provide UBS AG standalone capital information under Swiss SRB regulations, as per the aforementioned FINMA decree. In addition to the 14.0% total capital requirement set by the decree, UBS AG is required to comply with countercyclical buffer requirements on a standalone basis. The effect of the countercyclical buffer capital requirements were immaterial as of 31 December 2016.

Reconciliation of Swiss federal banking law equity to Swiss SRB common equity tier 1 capital
CHF billion	31.12.16	31.12.15
Equity – Swiss federal banking law¹	51.5	51.7
Deferred tax assets	1.2	1.9
Investments in the finance sector	(15.6)	(16.6)
Goodwill and intangible assets	(0.4)	(0.4)
Accruals for proposed dividends to shareholders	(2.3)	(3.4)
Other	(0.5)	(0.6)
Common equity tier 1 capital (phase-in)	34.0	32.7

1 Equity under Swiss federal banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive common equity tier 1 (CET1) capital in accordance with Swiss SRB requirements.

Capital ratio requirements and information (phase-in)
	Capital ratio (%)			Capital
	Requirement	Actual		Requirement	Eligible
CHF million, except where indicated	31.12.16	31.12.16	31.12.15	31.12.16	31.12.16	31.12.15
Common equity tier 1 capital	10.0	14.6	14.4	23,251	33,983	32,656
Tier 1 capital	10.8	14.6	14.4	25,111	33,983	32,656
Total capital	14.0	14.6	14.4	32,548	33,983	32,656

Capital information (phase-in)
CHF million, except where indicated	31.12.16	31.12.15

Capital
Common equity tier 1 capital	51,331	51,274
Deductions from common equity tier 1 capital	(17,348)	(18,618)
Total common equity tier 1 capital	33,983	32,656
High-trigger loss-absorbing additional tier 1 capital	3,919	1,252
Low-trigger loss-absorbing additional tier 1 capital	1,071	0
Deductions from high-trigger loss-absorbing additional tier 1 capital	(4,990)	(1,252)
Total loss-absorbing additional tier 1 capital	0	0
Total tier 1 capital	33,983	32,656
Low-trigger loss-absorbing tier 2 capital	10,402	10,325
Phase-out hybrid tier 2 capital	642	1,954
Phase-out tier 2 capital	698	996
Deductions from tier 2 capital	(11,742)	(13,276)
Total tier 2 capital	0	0
Total capital	33,983	32,656

Risk-weighted assets
Risk-weighted assets	232,422	227,170

Capital ratios (%)
Common equity tier 1 capital ratio	14.6	14.4
Tier 1 capital ratio	14.6	14.4
Total capital ratio	14.6	14.4

UBS AG standalone regulatory information

Leverage ratio information

Swiss SRB leverage ratio requirements and information (phase-in)
	Leverage ratio (%)			Leverage ratio capital
	Requirement¹	Actual		Requirement	Eligible
CHF million, except where indicated	31.12.16	31.12.16	31.12.15	31.12.16	31.12.16	31.12.15
Common equity tier 1 capital	2.4	6.0	5.2	13,488	33,983	32,656
Tier 1 capital	2.6	6.0	5.2	14,572	33,983	32,656
Total capital	3.4	6.0	5.2	18,883	33,983	32,656
1 Requirements for common equity tier 1 capital (24% of 10%), tier 1 capital (24% of 10.8%) and total capital (24% of 14%).

Swiss SRB leverage ratio (phase-in)
CHF billion	31.12.16	31.12.15
Swiss GAAP total assets	439.5	477.0
Difference between Swiss GAAP and IFRS total assets	151.3	170.0
Less: derivative exposures and SFTs¹	(248.3)	(295.5)
On-balance sheet exposures (excluding derivative exposures and SFTs)	342.5	351.5
Derivative exposures	98.5	124.1
Securities financing transactions	93.5	130.8
Off-balance sheet items	40.7	42.6
Items deducted from Swiss SRB tier 1 capital	(13.2)	(14.9)
Total exposures (leverage ratio denominator)	562.0	634.0

CHF million, except where indicated	31.12.16	31.12.15
Common equity tier 1 capital	33,983	32,656
Additional tier 1 capital	0	0
Tier 2 capital	0	0
Total capital	33,983	32,656
Leverage ratio (%)	6.0	5.2

1 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BIS Basel III leverage ratio (phase-in)
CHF million, except where indicated	31.12.16	30.9.16	30.6.16	31.3.16	31.12.15
Total tier 1 capital	33,983	34,844	34,128	33,678	32,656
Total exposures (leverage ratio denominator)	561,979	588,098	625,789	636,514	633,985
BIS Basel III leverage ratio (%)	6.0	5.9	5.5	5.3	5.2

Liquidity coverage ratio

UBS AG is required to maintain a minimum LCR of 105% as communicated by FINMA.

Liquidity coverage ratio
Weighted value¹
CHF billion, except where indicated	Average 4Q16
High-quality liquid assets	98
Total net cash outflows	76
of which: cash outflows	188
of which: cash inflows	112
Liquidity coverage ratio (%)	129
1 Calculated after the application of haircuts and inflow and outflow rates.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s Annual Report 2016 for additional information. This report is available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

Zurich, 10 March 2017

## Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in each of the following registration statements of UBS Group AG, UBS AG and their affiliates:

(1) on Form F-3 (Registration Number 333-204908), and each related prospectus currently outstanding under such registration statement,
(2) on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and each related prospectus currently outstanding under any of the aforementioned registration statements,
(3) the base prospectus of Corporate Asset Backed Corporation (CABCO) dated 23 June 2004 (Registration Number 333-111572),
(4) the Form 8-K of CABCO dated 23 June 2004 (SEC File Number 001-13444), and
(5) the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated 10 May 2004 (Registration Number 033-91744) and 13 May 2004 (Registration Number 033-91744-05),

of our reports dated 2 March 2017, with respect to the standalone financial statements of UBS AG for the year ended 31 December 2016 included in this Report of Foreign Private Issuer (Form 6-K) dated March 10, 2017, filed with the Securities and Exchange Commission.

Ernst & Young Ltd

Marie-Laure Delarue
Licensed Audit Expert

Ira S. Fitlin
Certified Public Accountant (U.S.)

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS 111572), the AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333- Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  March 10, 2017